May 3, 2012

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Mr. Kevin Woody – Accounting Branch Chief
Division of Corporation Finance

Re:	Equity Residential
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 24, 2012
File No. 1-12252

ERP Operating Limited Partnership
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 24, 2012
File No. 0-24920

Dear Mr. Woody:

This letter is in response to your letter dated April 26, 2012 (the “April Letter”), which responded to our letter of April 5, 2012 (the “April Response Letter”). Capitalized terms used herein and not defined have the same meaning as defined in the April Response Letter and, if not defined therein, in the Notes to Consolidated Financial Statements of Equity Residential's and ERP Operating Limited Partnership's (collectively the “Company”) Combined Annual Report on Form 10-K for the year ended December 31, 2011.

Form 10-K for the fiscal year ended December 31, 2011

Item 2. Properties, page 26

1.	We note your response to prior comment 1. In future filings please identify the properties that are added to and removed from same store properties for each year presented.

Beginning with the Company's Form 10-Q filed on May 3, 2012 and in all future filings, the Company provided or will provide a rollforward of the apartment units included in Same Store Properties. The rollforward is and will be located in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations above the reconciliation of apartment units included in Same Store Properties to those included in Total Properties, which reconciliation was first described to the Staff in the April Response Letter. The rollforward appeared as follows in the Company's Form 10-Q filed on May 3, 2012:

Mr. Kevin Woody
May 3, 2012
Page2

Apartment Units 2012

Same Store Properties at December 31, 2011	101,312

2010 acquisitions	4,445
2010 acquisitions not stabilized	(1,238)
2012 dispositions	(1,522)
Consolidation of previously unconsolidated properties in 2010 (1)	1,043
Lease-up properties stabilized	1,570
Other	2

Same Store Properties at March 31, 2012	105,612

Note: Properties are considered “stabilized” when they have achieved 90% occupancy for three consecutive months. Properties are included in Same Store when they are stabilized for all of the current and comparable periods presented.

(1)
In 2010, the Company consolidated 1,811 apartment units that had previously been categorized as unconsolidated. Of these 1,811 apartment units, 208 apartment units were sold in 2010 and 560 apartment units were sold in 2011.

___________________________________

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Kevin Woody
May 3, 2012
Page3

Should you have any questions or comments with respect to the foregoing, please do not hesitate to contact any of the undersigned at 312-474-1300.

Sincerely,

Equity Residential

ERP Operating Limited Partnership
By Equity Residential, its General Partner

/s/ Mark J. Parrell
Mark J. Parrell
Executive Vice President and
Chief Financial Officer

/s/ Ian S. Kaufman
Ian S. Kaufman
Senior Vice President and
Chief Accounting Officer

cc:	Michael Kamienski, Ernst & Young LLP
Gregory Hayes, DLA Piper LLP (US)